August 7, 2008

BY FAX AND U.S. MAIL

Shane Daly
Counsel
Hartford Life Ins. Co.
200 Hopmeadow St.
Simsbury, CT 06089

      Re: Hartford Life Insurance Co. Separate Account 11
               Initial Registration Statement on Form N-4
               <u>File Nos. 333-151805; 811-10559</u>

Dear Mr. Daly:

      The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 20, 2008. We have given the registration statement a selective review based on the representation in your letter dated June 20, 2008, that the registration statement is substantially similar to an effective registration statement. (File No. 333-72042.) Based on our selective review, we have the following comments on this filing. (Page numbers relate to the courtesy black-lined version provided by the registrant.)

1. **General Comment**

   Please explain supplementally who the intended audience is of the prospectus. (<u>i.e.</u>, is it the contract owner, the plan participant, or both.)

2. **Cover Page**

   a. Please include the exact name of the registrant on the cover page of the prospectus (Hartford Life Insurance Company Separate Account Eleven), as per item 1(a)(i) of Form N-4.

   b. Please include the names of the portfolio companies on the cover page of the prospectus, as per item 1(a)(viii) of Form N-4.

3. **Fee Table (p. 5)**

   a. With regard to the CDSC, please explain whether the CDSC paid upon surrender of the contract affects plan participants. For example, might an outstanding participant bear a share of the charge?

    b. With regard to the "Range of Program and Administrative Charge for Aggregate Participant Accounts under a Contract," please include a footnote stating that the range applies to aggregate participant value reached within the first two contract years. (See p. 46)

    c. Please clarify whether participants will be notified of aggregate account levels.

    d. Please include the loan interest and any other fees associated with loans in the fee table.

4. Total Annual Fund Operating Expenses (pp. 6 – 21)

    a. Please include in the narrative preceding the fund fee table that certain funds may impose an additional sales load not shown in the table below load (including, as an example only, AIM European Growth Fund; AIM International Growth Fund; AIM Real Estate Fund; AIM Small Cap Equity Fund; DWS Global Thematic Fund). Please also include a footnote in the individual fund fee table for each fund that imposes a sales load, describing the sales load.

    b. Please include in the narrative preceding the fund fee table that certain funds imposed a redemption fee (including, as an example only, AIM European Growth Fund; AIM International Growth Fund; DWS Global Thematic Fund.). Please also include a footnote for each fund in the individual fund fee table that imposes a redemption fee describing the fee.

    c. Please remove the statement that the expense information "is qualified in its entirety by the then current prospectus for each underlying Fund."

    d. Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

    e. Individual Fund Fee Table Comments

        i. Please round the fund data to the nearest hundredth of a percent, as per item 3, instr. 1(a) of Form N-1A.

        ii. With regard to footnote 3, please remove the phrase "except as otherwise noted," and make any corresponding changes.

        iii. With regard to footnotes 20, 23 24, and 31, please confirm that the fee reduction is contractual and please include the fee reduction's expiration date. See item 3, instr. 19 of Form N-4. Please also clarify supplementally the phrase "fees and expenses of … Board members" in footnote 20. In addition, for consistency, please remove the reference to Eaton Vance in footnote 23.

iv. With regard to footnote 27, please explain why the table reflects fiscal 2006 figures.

v. With regard to footnote 28, given the management fee cannot exceed .4975%, please explain the management fee of .75%. Also, please revise the footnote to remove references to notes 1, 2 and 5.

vi. With regard to footnote 34, please delete any information referencing fiscal 2006 as that information is no longer relevant. Also, the contractual waiver cannot be reflected in the fee table as it is terminable as of April 2008.

vii. Please revise footnote 41 for clarity.

viii. With regard to footnote 42, please explain why there are no acquired fund fees and expenses given the fact that the master fund is a fund-of-funds. See Securities Act Release No. 8713 at 67 (June 20, 2006). Please also include the footnote required by item 3, instr. 1(d)(i) of Form N-1A.

ix. Please clarify what is intended by note 48 or delete the note as being redundant.

x. With regard to footnote 51, please include the term of the contractual waiver.

xi. Please remove footnote 52 as it is no longer applicable.

xii. The T. Rowe Price Retirement Funds appear to be funds of funds. Please explain why they do not show any acquired fund fees and expenses.

xiii. With regard to footnote 68, if the advisory fee reduction is reflected in the fee table and was not in place for the entirety of fiscal year 2007, please include a footnote disclosing that the expense information in the table has been restated to reflect current fees as per item 3, instr. 3(d)(ii)(B) of Form N-1A. Please also clarify supplementally the basis for the waiver, given that the fee reduction referred to in the note is permanent.

xiv. With regard to footnote 71, please include a description of the waiver (including whether it is contractual) and the expiration date of the waiver.

5. **Examples (p. 22)**

a. Please revise the narrative before the expense example as follows:

i. The assumption should be a participant account value of $10,000.

ii. Assumes that the contract is issued to the plan sponsor at the same time the plan participant invests in the account.

    b. Please make sure the expense example reflects maximum sales loads assessable by any underlying fund.

    c. If the expense example reflects contractual waivers, please make sure the waivers are only reflected for the term of the waiver.

6. Summary (p. 27)

With regard to the CDSC chart, please make it clear that the charge is against the percentage of the participant account value surrendered. (Comment also applies to p. 45.)

7. Fees and Payments Received by Hartford from the Fund Families (p. 43)

Please clarify whether the insurer receives any 12b-1 fees from any funds underlying a fund of funds.

8. Charges (p. 46)

With regard to the Program and Administrative Charge, please confirm that any increase in the Program and Administrative Charge will take place on a going forward basis. Please also explain supplementally whether, if a plan sponsor reaches a higher level of assets in the first 2 contract years than anticipated which would bring into a lower fee band, please explain whether any of the excess fees paid would be refunded.

9. What is a Surrender Charge Offset (p. 48)

    a. Please confirm supplementally that any exchange offer made complies with section 11 of the Investment Company Act of 1940. Also, please explain supplementally whether other registered investment companies offered by the Hartford are offered by any of the plan sponsors.

    b. Please explain your legal basis for recapturing the surrender charge offset under sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 and rule 22c-l thereunder.

    c. Please confirm supplementally that there is only a recapture of the surrender charge offset for contracts issued in New York. Please also clarify supplementally why the offset is limited to New York

10. Can you transfer from one Sub-Account to another? (p. 48)

Please include language, in bold faced type, to the affect that some investment options impose a front-end sales load; purchasing these options, particularly on a short-term basis, will have an adverse affect on contract/participant account value.

11. General Account Option Transfers (p. 51)

    a. Please remove the phrase "[f]or contracts issued or amended on or after May 1, 1992", as this would cover all the owners of this contract.

    b. Please include disclosure that it may take a number of years to transfer substantial value from the fixed account to the variable investment options.

    c. Please clarify whether the restriction on fixed account transfers apply to full surrenders by a participant.

    d. Please confirm that the second to last paragraph of this section still applies notwithstanding the added disclosure. (i.e., are amounts intended for dollar cost averaging subject to the 1/6 restriction?)

12. May I request a loan from my Participant Account (p. 52)

    a. Please provide a general description of the fees and charges associate with loans. Please also make sure the fees and charges are also included in the fee table.

    b. Please explain the mechanics of the loan. (i.e., an amount equal to the loan amount plus interest is placed into an interest bearing loan account.)

13. How do I know what my Participant Account is worth?

If there is any difference in Participant Value using Method One verse Method Two, please explain what the difference is between the two methods. If there is a difference between the two methods, please explain supplementally how both methods could be in compliance with rule 22c-1 under the Investment Company Act of 1940.

14. Can a Contract be Suspended (p. 56)

Please confirm that other than not accepting addition premiums, the contract will operate as described in the prospectus. Also, please clarify whether loan repayments are allowed on a contract that is suspended.

15. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

16. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

17. Powers of Attorney

Please include a new Powers of Attorney that specifically describes this registration statement by name or '33 Act file number as per Rule 483(b).

18. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

19. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products